Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of
Assets	Note	December 31, 2024	March 31, 2025
Current assets
Cash	6	7,867,659	7,575,709
Restricted cash	6	67,419	49,584
Accounts receivable, net of allowance for credit losses	7	3,021,956	3,029,603
Value-added-tax (“VAT”) recoverable		240,506	251,279
Other current assets	10	415,531	1,419,985
Total current assets		11,613,071	12,326,160
Non-current assets
Restricted cash	6	158,452	153,686
VAT recoverable		1,489,532	1,469,485
Property and equipment, net	8	40,204,133	38,975,530
Intangible assets, net	9	481,114	430,303
Prepaid land use rights, net		21,774	21,620
Operating lease right-of-use assets	15	5,193,408	5,078,823
Goodwill		5,886,379	5,662,075
Deferred tax assets		381,274	377,336
Long-term investments in equity investees	11	7,544,555	7,914,553
Other non-current assets		674,936	1,048,279
Total non-current assets		62,035,557	61,131,690
Total assets		73,648,628	73,457,850

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB254,176 as of December 31, 2024 and March 31, 2025)	12	4,341,649	4,074,661
Convertible bonds payable, current	13	575	574
Accounts payable (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB502,672 and RMB 511,841 as of December 31, 2024 and March 31, 2025, respectively)	14	2,593,305	2,049,681
Accrued expenses and other payables (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB253,236 and RMB282,325 as of December 31, 2024 and March 31, 2025, respectively)	14	1,298,097	1,406,268
Deferred revenue (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB82,633 and RMB86,189 as of December 31, 2024 and March 31, 2025, respectively)	7	90,975	95,883
Operating lease liabilities, current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB33,563 and RMB31,993 as of December 31, 2024 and March 31, 2025, respectively)	15	117,345	118,193
Finance lease and other financing obligations, current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB45,153 and RMB47,223 as of December 31, 2024 and March 31, 2025, respectively)	15	636,152	660,577
Total current liabilities		9,078,098	8,405,837
Non-current liabilities
Long-term borrowings, excluding current portion (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB2,230 as of December 31, 2024 and March 31, 2025)	12	21,905,985	21,760,462
Convertible bonds payable	13	8,576,583	8,568,530
Operating lease liabilities, non-current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB81,881 and RMB81,682 as of December 31, 2024 and March 31, 2025, respectively)	15	1,279,726	1,271,563
Finance lease and other financing obligations, non-current (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB851,192 and RMB838,684 as of December 31, 2024 and March 31, 2025, respectively)	15	7,601,651	7,426,774
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB32,746 and RMB31,392 as of December 31, 2024 and March 31, 2025, respectively)		1,240,731	1,209,522
Other long-term liabilities (including amounts of the consolidated VIEs without recourse to GDS Holdings of RMB57,766 and RMB58,722 as of December 31, 2024 and March 31, 2025, respectively)	16	297,221	372,426
Total non-current liabilities		40,901,897	40,609,277
Total liabilities		49,979,995	49,015,114

Mezzanine Equity
Redeemable preferred shares (US$0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2024 and March 31, 2025; Redemption value of RMB1,080,656 and RMB1,079,123 as of December 31, 2024 and March 31, 2025, respectively; Liquidation preference of RMB1,080,656 and RMB1,079,123 as of December 31, 2024 and March 31, 2025, respectively)	17	1,080,656	1,079,123
Total mezzanine equity		1,080,656	1,079,123

GDS Holdings Limited Shareholders' Equity
Ordinary shares (US$0.00005 par value; 3,500,000,000 shares authorized as of December 31, 2024 and March 31, 2025; 1,511,590,567 Class A ordinary shares issued and outstanding as of December 31, 2024 and March 31, 2025; 43,590,336 Class B ordinary shares issued and outstanding as of December 31, 2024 and March 31, 2025)		527	527
Additional paid-in capital		29,596,268	29,594,970
Accumulated other comprehensive loss		(1,094,377)	(1,081,445)
Accumulated deficit		(6,044,372)	(5,281,351)
Total GDS Holdings Limited shareholders’ equity		22,458,046	23,232,701
Non-controlling interests		129,931	130,912
Total equity		22,587,977	23,363,613

Commitments and contingencies	24

Total liabilities, mezzanine equity and equity		73,648,628	73,457,850

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Three-month periods ended March 31,
		2024	2025
Net revenue	20	2,432,234	2,723,158
Cost of revenue		(1,911,031)	(2,078,333)
Gross profit		521,203	644,825

Operating expenses
Selling and marketing expenses		(30,276)	(32,764)
General and administrative expenses		(242,478)	(238,936)
Research and development expenses		(9,980)	(7,889)
Income from continuing operations		238,469	365,236

Other income (expenses):
Interest income		14,690	15,624
Interest expenses	8	(477,198)	(457,101)
Foreign currency exchange gain, net		6,835	1,018
Government grants		5,475	3,056
Gain on deconsolidation of subsidiaries	10	-	1,057,045
Others, net		1,609	6,629
(Loss) income from continuing operations before income taxes and share of results of equity method investees		(210,120)	991,507

Income tax expenses	21	(62,392)	(199,701)
Share of results of equity method investees		-	(27,732)
Net (loss) income from continuing operations		(272,512)	764,074

Discontinued operations
Loss from operations of discontinued operations, net of income taxes	5	(72,419)	-
Loss from discontinued operations		(72,419)	-

Net (loss) income		(344,931)	764,074

Net (loss) income from continuing operations		(272,512)	764,074
Net income from continuing operations attributable to non-controlling interests		(1,178)	(1,053)
Net (loss) income from continuing operations attributable to GDS Holdings Limited shareholders		(273,690)	763,021

Loss from discontinued operations		(72,419)	-
Net loss from discontinued operations attributable to non-controlling interests		282	-
Net loss from discontinued operations attributable to GDS Holdings Limited shareholders		(72,137)	-

Net (loss) income attributable to GDS Holdings Limited shareholders		(345,827)	763,021

Cumulative dividend on redeemable preferred shares	17	(13,458)	(13,455)
Net (loss) income available to GDS Holdings Limited ordinary shareholders		(359,285)	749,566

(Loss) income per Class A and Class B ordinary share
Basic
Continuing operations	22	(0.19)	0.49
Discontinued operations	22	(0.05)	-
Total	22	(0.24)	0.49
Diluted
Continuing operations	22	(0.19)	0.43
Discontinued operations	22	(0.05)	-
Total	22	(0.24)	0.43

Weighted average number of ordinary share outstanding
Basic	22	1,469,982,015	1,484,257,047
Diluted	22	1,469,982,015	1,797,675,770

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)

INCOME

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three-month periods ended March 31,
	2024	2025

Net (loss) income	(344,931)	764,074
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil tax	(56,025)	16,434
Share of results of equity method investees	-	(3,394)
Comprehensive (loss) income	(400,956)	777,114

Comprehensive income attributable to non-controlling interests	(97)	(1,161)
Comprehensive (loss) income attributable to GDS Holdings Limited shareholders	(401,053)	775,953

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Ordinary Shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total GDS Holdings Limited shareholders’	Non- controlling
	Note	Number	Amount	capital	loss	deficit	equity	interests	Total equity
Balance at January 1, 2024		1,524,432,991	516	29,337,095	(974,393)	(9,469,758)	18,893,460	165,577	19,059,037

(Loss) income for the period		-	-	-	-	(345,827)	(345,827)	896	(344,931)
Other comprehensive loss		-	-	-	(55,226)	-	(55,226)	(799)	(56,025)
Total comprehensive (loss) income		-	-	-	(55,226)	(345,827)	(401,053)	97	(400,956)

Shares issued to depositary bank	22	30,747,912	11	(11)	-	-	-	-	-
Redeemable preferred shares dividends	17	-	-	(13,458)	-	-	(13,458)	-	(13,458)
Share-based compensation	19	-	-	76,646	-	-	76,646	-	76,646
Settlement of liability-classified restricted shares award	19	364,920	-	3,176	-	-	3,176	-	3,176
Settlement of restricted share awards with shares held by depository bank		(364,920)	-	-	-	-	-	-	-
Balance at March 31, 2024		1,555,180,903	527	29,403,448	(1,029,619)	(9,815,585)	18,558,771	165,674	18,724,445

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY - CONTINUED

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Ordinary Shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total GDS Holdings Limited shareholders’	Non- controlling
	Note	Number	Amount	capital	loss	deficit	equity	interests	Total equity
Balance at January 1, 2025		1,555,180,903	527	29,596,268	(1,094,377)	(6,044,372)	22,458,046	129,931	22,587,977

Income for the period		-	-	-	-	763,021	763,021	1,053	764,074
Other comprehensive income		-	-	-	12,932	-	12,932	108	13,040
Total comprehensive income		-	-	-	12,932	763,021	775,953	1,161	777,114

Redeemable preferred shares dividends	17	-	-	(13,455)	-	-	(13,455)	-	(13,455)
Acquisition of noncontrolling interest		-	-	(49,820)	-	-	(49,820)	(180)	(50,000)
Share-based compensation	19	-	-	61,977	-	-	61,977	-	61,977
Balance at March 31, 2025		1,555,180,903	527	29,594,970	(1,081,445)	(5,281,351)	23,232,701	130,912	23,363,613

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Three-month periods ended March 31,
	Note	2024	2025
Cash flows from operating activities:
Net (loss) income		(344,931)	764,074
Net loss from discontinued operations		72,419	-
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Amortization of debt issuance and commitment cost and debt discount		34,984	31,804
Depreciation and amortization		782,672	856,519
Operating lease cost relating to prepaid land use rights		27,312	27,584
Net loss (gain) on disposal of property and equipment		595	(6,486)
Share-based compensation expenses	19	76,646	61,977
Share of results of equity method investees		531	27,732
Gain on deconsolidation of subsidiaries		-	(1,057,045)
Allowance for credit losses		3,889	4,430
Deferred tax benefit		(20,390)	(17,356)

Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable		(594,084)	(12,131)
VAT recoverable		(68,846)	(47,387)
Other current assets		(59,326)	(28,245)
Other non-current assets		4,382	(300)
Accounts payable		48,999	70,060
Accrued expenses and other payables		(98,893)	100,029
Deferred revenue		34,862	2,708
Other long-term liabilities		(3,812)	(4,656)
Operating leases		3,472	6,761

Net cash (used in) provided by operating activities from continuing operations		(99,519)	780,072
Net cash used in operating activities from discontinued operations		(25,453)	-
Net cash (used in) provided by operating activities		(124,972)	780,072

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Three-month periods ended March 31,
	Note	2024	2025
Cash flows from investing activities:
Payments for purchase of property and equipment and land use rights		(943,032)	(1,018,957)
Cash paid for equity investments		-	(313,794)
Cash paid for investments and loans to discontinued operations		(409,275)	-
Cash disposed as a result of deconsolidation of subsidiaries		-	(46,291)
Proceeds from sale of property and equipment		-	9,629

Net cash used in investing activities from continuing operations		(1,352,307)	(1,369,413)
Net cash used in investing activities from discontinued operations		(652,075)	-
Net cash used in investing activities		(2,004,382)	(1,369,413)

Cash flows from financing activities:
Proceeds from short-term borrowings		1,420,507	1,582,588
Proceeds from long-term borrowings		2,836,013	1,340,355
Repayment of short-term borrowings		(64,720)	(1,433,960)
Repayment of long-term borrowings		(2,909,239)	(910,478)
Payment of issuance cost and commitment cost of debts		(36,061)	(22,307)
Payment of redeemable preferred shares dividends	17	(13,451)	(13,459)
Payment under finance leases and other financing obligations	15	(134,773)	(154,572)
Proceeds from other financing arrangements		200,000	-
Payment for purchase of property and equipment through vendor financing		-	(113,135)

Net cash provided by financing activities from continuing operations		1,298,276	275,032
Net cash provided by financing activities from discontinued operations		732,968	-
Net cash provided by financing activities		2,031,244	275,032

Effect of exchange rate changes on cash and restricted cash		(9,909)	(242)

Net decrease in cash and restricted cash		(108,019)	(314,551)

Cash and restricted cash at beginning of period		7,917,932	8,093,530
Cash and restricted cash at end of period		7,809,913	7,778,979
Less: Cash and restricted cash of discontinued operations at end of period		(473,248)	-
Cash and restricted cash of continuing operations at end of period		7,336,665	7,778,979

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Three-month periods ended March 31,
	Note	2024	2025
Supplemental disclosures of cash flow information
Interest paid		486,245	478,298
Income tax paid		142,180	226,344

Supplemental disclosures of non-cash investing and financing activities
Settlement of liability-classified restricted share award	19	3,176	-
Acquisitions of non-controlling interests		-	50,000
Non-cash effect of deconsolidation of subsidiaries		-	1,272,871

See accompanying notes to unaudited condensed consolidated financial statements.

1	BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (‘‘US GAAP’’). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted as permitted by rules and regulations of the United States Securities and Exchange Commission (‘‘SEC’’). The condensed consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements of GDS Holdings Limited (‘‘GDS Holdings’’) and its consolidated subsidiaries and consolidated variable interest entities (collectively, ‘‘the Company’’). The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of the Company as of December 31, 2024 and the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity and cash flows for the year then ended and the related notes to the consolidated financial statements, included in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 28, 2025.

The condensed consolidated financial statements are presented in Renminbi ("RMB"), rounded to the nearest thousand.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2025, and the results of operations and cash flows for the three-month periods ended March 31, 2024 and 2025, have been made.

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the fair value of retained equity method investment upon deconsolidation, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the impairment of goodwill, the realization of deferred income tax assets, the fair value of share-based compensation awards, the recoverability of long-lived assets, and incremental borrowing rate of leases. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

2	PRINCIPLES OF CONSOLIDATION

The accompanying condensed consolidated financial statements include the financial statements of GDS Holdings Limited, its subsidiaries and consolidated variable interest entities and variable interest entities’ subsidiaries for which GDS Holdings is the primary beneficiary.

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries included in the condensed consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries.

	As of
	December 31, 2024	March 31, 2025
Assets
Current assets
Cash	1,858,820	2,206,723
Restricted cash	3,080	-
Accounts receivable, net of allowance for credit losses	2,996,660	2,973,262
VAT recoverable	170,726	179,084
Other current assets	156,169	232,702
Total current assets	5,185,455	5,591,771
Non-current assets
Restricted cash	46,322	47,152
VAT recoverable	48,976	47,557
Property and equipment, net	1,895,324	2,398,627
Intangible assets, net	55,393	53,097
Prepaid land use rights	-	5,145
Operating lease right-of-use assets	124,230	120,847
Deferred tax assets	58,970	59,766
Other non-current assets	113,728	112,325
Total non-current assets	2,342,943	2,844,516
Total assets	7,528,398	8,436,287

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	404,801	514,246
Accounts payable	502,672	511,841
Accrued expenses and other payables	253,236	282,325
Deferred revenue	82,633	86,189
Operating lease liabilities, current	33,563	31,993
Finance lease and other financing obligations, current	45,153	47,223
Total current third-party liabilities	1,322,058	1,473,817
Non-current liabilities
Long-term borrowings, excluding current portion	399,043	524,988
Operating lease liabilities, non-current	81,881	81,682
Finance lease and other financing obligations, non-current	851,192	838,684
Deferred tax liabilities	32,746	31,392
Other long-term liabilities	57,766	58,722
Total non-current third-party liabilities	1,422,628	1,535,468
Total third-party liabilities	2,744,686	3,009,285
Amounts due to GDS Holdings and its non-VIE subsidiaries, net	4,023,141	5,554,802
Total liabilities	6,767,827	8,564,087

As of December 31, 2024 and March 31, 2025, accounts receivable of RMB77,129 and RMB114,564, respectively, other current assets of RMB17,018 and RMB17,370, respectively, other non-current assets of RMB4,049 and RMB4,049, respectively, and property and equipment of RMB27,731 and RMB26,344, respectively, of VIEs were pledged solely to secure banking borrowings of VIEs.

As of December 31, 2024 and March 31, 2025, long-term borrowings of the consolidated VIEs of RMB547,438 and RMB782,828, respectively, were guaranteed by GDS Holdings Limited and its subsidiaries.

Net revenue, net income, operating, investing and financing cash flows of the VIEs that were included in the Company’s condensed consolidated financial statements for the three-month periods ended March 31, 2024 and 2025 are as follows:

	Three-month periods ended March 31,
	2024	2025
Net revenue	2,348,959	2,667,892
Net income	25,692	50,546
Net cash (used in) provided by operating activities	(229,030)	328,468
Net cash (used in) provided by investing activities	(54,153)	70,203
Net cash used in financing activities	(77,910)	(53,018)

The unrecognized revenue-producing assets that are held by the VIEs comprise of internally developed software, intellectual property and trademarks which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

3	CHANGES IN ACCOUTING POLICIES

No change in accounting policies in the three-month period ended March 31, 2025.

4	RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which amended disclosure requirements for income tax, including rate reconciliation, income taxes paid and etc. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company will adopt this standard in its consolidated financial statements for fiscal year ending December 31, 2025 and is currently in the process of evaluating the disclosure impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which required disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. It should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company will adopt the disclosure requirements from annual reports for fiscal year ending December 31, 2027 and is currently in the process of evaluating the disclosure impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarified the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Under the amendments, to account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. This ASU also made additional clarifications to assist stakeholders in applying the guidance. This ASU also clarified that the induced conversion guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06. This ASU permits an entity to apply the new guidance on either a prospective or a retrospective basis. The Company will adopt the requirements from annual reports for fiscal year ending December 31, 2026 and is currently in the process of evaluating the impact on the Company’s consolidated financial statements.

5	DISCONTINUED OPERATIONS

On December 31, 2024, the Company deconsolidated DayOne and its subsidiaries (the “Deconsolidation”) and started to recognize DayOne as an equity method investee. DayOne’s operations that were deconsolidated are reported as discontinued operations.

Prior to the Deconsolidation, several intra-group arrangements existed between continuing and discontinued operations, which were eliminated as intercompany transactions and were not separately reflected in the Company’s previously issued financial statements. Such intercompany transactions mainly included sales commission, procurement services, license grant, guarantees and management support services. Sales commission, procurement service fees and license fees are reinstated according to ASC 606 and included in net revenue in the consolidated statements of operations for all the years presented since they are expected to continue after Deconsolidation and become part of the Company’s recurring revenue-generating activities. The Company reinstated net revenue of RMB3,375 for these services for the three-month period ended March 31, 2024. Guarantee fees and management support service fees are recognized according to ASC 610-20 and included in others, net in the consolidated statements of operations for all the years presented since they are related to transition services which are not within core business of the continuing operations. The Company reinstated other income of RMB12,331 for these services for the three-month period ended March 31, 2024.

By reference to the elimination of unrealized profit in Company's share of the income and losses of the investees in the equity method investment, the elimination of unrealized profit for above-mentioned fees capitalized by DayOne in its property and equipment is included in the financial results of discontinued operations, which amounted to RMB2,964 for the three-month period ended March 31, 2024.

The financial results of DayOne presented in discontinued operations reflect the results of DayOne until the Deconsolidation, adjusted for the transactions discussed above. The following table presents the financial results of discontinued operations:

Three-month period ended March 31, 2024
Net revenue	199,908
Cost of revenue	(142,794)
Operating expenses	(72,569)
Loss from operations	(15,455)
Net interest expenses	(43,561)
Other expenses	(13,402)
Loss from operations of discontinued operations before income taxes	(72,418)
Income tax expenses	(1)
Loss from operations of discontinued operations, net of income taxes	(72,419)
Loss from discontinued operations, net of income taxes	(72,419)

6	CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the condensed consolidated balance sheets to the amounts in the condensed consolidated statements of cash flows is as follows:

	As of
	December 31, 2024	March 31, 2025
Cash	7,867,659	7,575,709
Restricted cash - current assets	67,419	49,584
Restricted cash – non-current assets	158,452	153,686

Total cash and restricted cash in the consolidated statements of cash flows	8,093,530	7,778,979

Restricted cash was primarily to secure bank borrowings, related interests and certain construction projects.

7	CONTRACT BALANCES

Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of
	December 31, 2024	March 31, 2025
Accounts receivable	3,048,182	3,060,229
Less: allowance for credit losses	(26,226)	(30,626)

Accounts receivable, net	3,021,956	3,029,603

Accounts receivable of RMB2,383,419 and RMB2,285,501 was pledged as security for bank loans (Note 12) as of December 31, 2024 and March 31, 2025, respectively. Accounts receivable of RMB133,788 and RMB149,212 was pledged as security for finance lease and other financing obligations (Note 15) as of December 31, 2024 and March 31, 2025, respectively.

Deferred Revenue

The opening and closing balances of the Company’s deferred revenue, including current and non-current portion, are as following:

Deferred revenue
Beginning balance as of January 1, 2025	141,844
Increase	2,869

Closing balance as of March 31, 2025	144,713

The difference between the opening and closing balances of the Company's deferred revenue primarily results from the timing difference between the satisfaction of the Company's performance obligation and the customer's payment. As of December 31, 2024 and March 31, 2025, the deferred revenue expected to be recognized as revenue after one year amounted to RMB50,869 and RMB48,830, respectively, were recorded in other long-term liabilities in the condensed consolidated balance sheet. The amounts of revenue recognized during the three-month periods ended March 31, 2024 and 2025 from the opening deferred revenue balance was RMB49,454 and RMB63,201, respectively.

Remaining performance obligations

The Company enters into certain usage-based contracts for colocation and managed services in which revenues are based on the agreed usage-based fees as the actual services are rendered throughout the contract term. The Company elected to apply the practical expedient under ASC606-10-50-14(b) that allows the Company not to disclose the remaining performance obligations for variable considerations, which are charged based on the agreed unit price and number of racks in usage, in connection with these contracts with remaining durations ranging from 1 year to 9 years.

As of March 31, 2025, the revenues, excluding any variable considerations, expected to be recognized in future periods related to remaining performance obligations that are unsatisfied were as follows:

Revenue expected to be recognized	RMB
Within 1 year	1,370,240
After 1 year but within 2 years	1,131,670
After 2 years but within 3 years	861,843
After 3 years but within 4 years	626,368
After 4 years but within 5 years	600,461
After 5 years	1,182,182

Total	5,772,764

8	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of
	December 31, 2024	March 31, 2025
At cost:
Leasehold land	868,820	865,817
Buildings	16,125,870	15,912,401
Data center equipment	24,936,431	24,465,337
Leasehold improvement	9,103,258	9,132,383
Furniture and office equipment	105,371	107,803
Vehicles	4,506	4,500
	51,144,256	50,488,241
Less: Accumulated depreciation	(14,689,668)	(15,213,488)
	36,454,588	35,274,753
Construction in progress	6,564,474	6,515,550
	43,019,062	41,790,303
Less: Impairment losses	(2,814,929)	(2,814,773)
Property and equipment, net	40,204,133	38,975,530

The carrying amounts of the Company’s property and equipment acquired under finance leases and build-to-suit leases were RMB5,452,571 and RMB5,324,628 as of December 31, 2024 and March 31, 2025, respectively.

Depreciation of property and equipment (including assets acquired under finance leases and other financing arrangement) for continuing operations was RMB728,875 and RMB803,515 for the three-month periods ended March 31, 2024 and 2025, respectively, and included in the following captions:

	Three-month periods ended March 31,
	2024	2025
Cost of revenue	708,373	787,244
General and administrative expenses	19,391	15,502
Research and development expenses	1,111	769

	728,875	803,515

Property and equipment with a net book value of RMB9,756,698 and RMB9,591,944 was pledged as security for bank loans (Note 12) and other financing obligations (Note 15) as of December 31, 2024 and March 31, 2025, respectively.

Interest costs that are directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. A reconciliation of total interest costs to ‘‘Interest expenses’’ for continuing operations as reported in the condensed consolidated statements of operations for the three-month periods ended March 31, 2024 and 2025 is as follows:

	Three-month periods ended March 31,
	2024	2025
Total interest costs	530,098	469,710
Less: interest costs capitalized	(52,900)	(12,609)

Interest expenses	477,198	457,101

9	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of
	December 31, 2024	March 31, 2025
Customer contracts	1,451,341	1,442,541
Software	77,180	84,025
Licenses	6,000	6,000
Others	464	464
	1,534,985	1,533,030
Less: accumulated amortization	(955,507)	(1,004,363)
Less: impairment losses	(98,364)	(98,364)

Intangible assets, net	481,114	430,303

Amortization of intangible assets was RMB53,644 and RMB52,850 for the three-month periods ended March 31, 2024 and 2025, respectively.

10	ACQUISITIONS, DISPOSITIONS AND GOODWILL

On March 26, 2025, the Company sold 100% equity interest in the project companies (the “Disposal Group”) related to certain data centers to a purchaser, which is a special purpose vehicle established for Asset Backed Security (the “ABS”).The total consideration is determined based on an implied enterprise value of RMB2,980,100 which may be subject to changes based on (1) the net liability balance as of the closing date and estimated subsequent capital expenditures amount and (2) the status of subsequent milestone fulfilment. In conjunction with the sale, the Company concurrently subscribed 30% equity interests of the ABS. The other 70% of equity interest was subscribed by institutional investors in China.

As a result of the above transactions, the Company lost control over the Disposal Group and started to recognize the ABS as an equity method investee. The retained investments in the ABS were initially measured at fair value of RMB401,124 (note 18). Gain on deconsolidation of subsidiaries of RMB1,057,045 was recognized in the three-month period ended March 31, 2025 for such transactions. Goodwill of RMB224,304 allocated to the Disposal Group was derecognized upon deconsolidation.

As of March 31, 2025, the fair value of outstanding balance of consideration expected to be received from the ABS for transferring the Disposal Group amounted to RMB1,272,871, of which RMB897,100 is recorded in other current assets and subsequently received in April 2025, and RMB375,771 was recorded in other non-current assets. As of March 31, 2025, the fair value of outstanding balance of the subscription payable expected to be paid to the ABS amounted to RMB82,089, which is recorded in other long-term liabilities.

After the Disposition, the Company will continue to provide certain management services to the disposed project companies, the amount of which was immaterial in the three months ended March 31, 2025.

11	LONG-TERM INVESTMENTS IN EQUITY INVESTEES

Long-term investments in equity investees included the follows:

	Accounting	Percentage of	As of
Investee	method	ownership	December 31, 2024	March 31, 2025
DayOne	Equity method	35.6%	7,537,604	7,505,463
ABS (Note 10)	Equity method	30%	-	401,124
OnePro Cloud Inc.	Equity method	25%	611	1,626
Others	Cost method		6,340	6,340

Total			7,544,555	7,914,553

12	BORROWINGS

The Company’s borrowings consisted of the following:

	As of
	December 31, 2024	March 31, 2025
Short-term borrowings	1,798,531	1,934,836
Current portion of long-term borrowings	2,543,118	2,139,825
Sub-total	4,341,649	4,074,661
Long-term borrowings, excluding current portion	21,905,985	21,760,462

Total borrowings	26,247,634	25,835,123

Short-term borrowings

The Company’s short-term borrowings consisted of the following:

	As of
	December 31, 2024	March 31, 2025
Unsecured short-term borrowings	1,798,531	1,934,836

The weighted average interest rates of short-term borrowings outstanding as of December 31, 2024 and March 31, 2025 were 6.39% and 5.94% per annum, respectively, taking into the consideration of issuance costs incurred relating to the facilities.

Long-term borrowings

The Company’s long-term borrowings consisted of the following:

	As of
	December 31, 2024	March 31, 2025
Unsecured long-term borrowings	30,743	30,637
Secured long-term borrowings	24,418,360	23,869,650

	24,449,103	23,900,287

Long-term borrowings were secured by the following assets:

	As of
	December 31, 2024	March 31, 2025
Accounts receivable	2,383,419	2,285,501
Other current assets	87,225	86,545
Property and equipment, net	8,310,725	8,177,551
Prepaid land use rights, net	16,791	11,106
Operating lease ROU assets	3,639,061	3,540,194
Other non-current assets	19,052	18,185

	14,456,273	14,119,082

In addition to the above assets pledged for secured borrowings, some of the borrowings were guaranteed by the equity interests of the subsidiaries of GDS Holdings Limited.

The weighted average interest rates of long-term borrowings as of December 31, 2024 and March 31, 2025 were 4.12% and 4.07% per annum, respectively, taking into the consideration of debt issuance costs incurred relating to the facilities.

The outstanding long-term borrowings mature serially from 2025 to 2038. The aggregate maturities of the above long-term borrowings for each for the five years and thereafter subsequent to March 31, 2025 are as follows:

Long-term borrowings
Twelve months ending March 31,
2026	2,139,825
2027	3,082,590
2028	3,294,164
2029	3,150,965
2030	2,368,361
Thereafter	9,864,382
23,900,287

The Company entered into secured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from 1 to 15 years.

As of March 31, 2025, the Company had total working capital and project financing credit facilities of RMB29,187,125 from various financial institutions, of which the unused amount was RMB3,608,757. As of March 31, 2025, the Company had drawn down RMB25,578,368 from such facilities, of which RMB1,930,196 (net of debt issuance costs of RMB15,444) was recorded in short-term borrowings and RMB23,585,076 (net of debt issuance costs of RMB47,652) was recorded in long-term borrowings, respectively. In addition, the Company also had certain borrowings from non-financial institutions.

Drawdowns from the credit facility from financial institutions are subject to the approval of the banks and are subject to the terms and conditions of each agreement.

More specifically, the terms of these secured loan facility agreements generally include one or more of the following conditions. If any of the below conditions were to be triggered, the Company could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule.

Below are the terms and conditions for project loan facilities as of March 31, 2025:

(i)	GDS Holdings and GDS Investment Company are not or cease to be, directly or indirectly, the legal and beneficial owner of 100% of the equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, GDS Investment Company (in the case of GDS Holdings), GDS Beijing, Global Data Solutions Co., Ltd. (“GDS Suzhou”), a subsidiary company of GDS Beijing and the relevant borrowing subsidiaries;
(ii)	Management HoldCo ceases to, directly or indirectly, own at least 100% of the equity interests of and have the power to control GDS Beijing or GDS Suzhou;
(iii)	GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries cease to, directly or indirectly, be the legal and beneficial owner of 100% of the equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, their consolidated subsidiaries;
(iv)	GDS Holdings is not or cease to be, directly or indirectly, the legal and beneficial owner of all equity interests held by it in the relevant borrowing subsidiaries, or have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control the relevant borrowing subsidiaries;
(v)	there are changes in the shareholding structure of a principal operating subsidiary of GDS Holdings, as defined in the relevant loan facility agreement;
(vi)	there are changes in the controlling shareholders or the beneficial owners of the relevant borrowing subsidiaries which could have a material adverse effect on their performance of the loan facility agreements; and
(vii)	the IDC license of GDS Beijing, the borrowing subsidiaries, other affiliated entities, or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, is cancelled or fails to be renewed on or before the expiry date.

There are certain other events in the loan facility agreements the occurrence of which could obligate GDS Holdings to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if the borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if GDS Holdings fails to maintain its shares listed on at least one of the following stock exchanges before the maturity date under the relevant loan facility agreement : (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) The Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the gross leverage ratio and net debt to EBITDA ratio, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if the Company (i) fails to repay any financial indebtedness in an aggregate amount equivalent to or exceeding RMB50,000 when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the People’s Bank of China (“PBOC”) in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of March 31, 2025, the Company was in compliance with all of the abovementioned covenants.

13	CONVERTIBLE BONDS PAYABLE

The convertible notes payable consisted of following:

	As of
	December 31, 2024	March 31, 2025
Convertible Notes due 2025	575	574
Convertible Notes due 2029	4,444,327	4,439,442
Convertible Notes due 2030	4,132,256	4,129,088

Total	8,577,158	8,569,104
Including:
- Current	575	574
- Non-current	8,576,583	8,568,530

The interest expenses related to the convertible notes are as follows:

	Three-month periods ended March 31,
	2024	2025
Contractual interest	49,073	49,604
Amortization of issuance cost	3,937	4,115

Total interest expenses	53,010	53,719

The effective interest rate of the Convertible Bonds due 2025, after considering the related issuance cost, was 2.03% as of December 31, 2024 and March 31, 2025. The effective interest rate of the Convertible Bonds due 2029, after considering the related issuance cost, was 0.38% as of December 31, 2024 and March 31, 2025. The effective interest rate of the Convertible Bonds due 2030, after considering the related issuance cost, was 4.87% as of December 31, 2024 and March 31, 2025.

As of December 31, 2024 and March 31, 2025, accrued interests for the convertible bonds of RMB81,668 and RMB31,936, respectively, were recorded in accrued expenses.

14	ACCOUNTS PAYABLE AND ACCRUED EXPENSES AND OTHER PAYABLES

Accounts payable consisted of the following:

	As of
	December 31, 2024	March 31, 2025
Accounts payable for operating expenses	481,597	543,701
Accounts payable for purchase of property and equipment	2,111,708	1,505,980

	2,593,305	2,049,681

Accrued expenses and other payables consisted of the following:

	As of
	December 31, 2024	March 31, 2025
Consideration payables for acquisitions of equity interests	309,850	358,116
Accrued payroll and welfare benefits	204,047	231,863
Accrued interest expenses	125,090	72,187
Income tax payable	118,605	104,298
Other tax payables	44,500	40,804
Accrued debt issuance costs and other financing costs	32,372	28,651
Amount due to related parties	9,491	48,649
Others	454,142	521,700

	1,298,097	1,406,268

15	LEASES

A summary of supplemental information related to operating leases as of December 31, 2024 and March 31, 2025 is as follows:

	As of
	December 31, 2024	March 31, 2025
Operating lease right-of-use assets, gross	5,274,000	5,159,415
Less: Impairment losses	(80,592)	(80,592)
Operating lease right-of-use assets, net	5,193,408	5,078,823
Operating lease liabilities, current	117,345	118,193
Operating lease liabilities, non-current	1,279,726	1,271,563

The components of lease cost of continuing operations are as follows:

	Three-month periods ended March 31,
	2024	2025
Finance lease cost:
- Amortization of right-of-use assets	110,202	110,430
- Interest on lease liabilities	141,075	137,162
Operating lease cost	83,343	82,098
Short-term lease cost	17,098	15,032
Variable lease cost (Note)	(716)	(1,694)

Total lease cost	351,002	343,028

Note:	The Company recognized variable lease credit of RMB716 and RMB1,694 in the three-month periods ended March 31, 2024 and 2025, respectively, for certain finance lease and other financing obligations with floating interest rate.

Supplemental cash flow information related to leases of continuing operations is as follows:

	Three-month periods ended March 31,
	2024	2025
Cash paid for amounts included in measurement of lease liabilities:
- Operating cash flows from finance leases	(110,548)	(90,538)
- Operating cash flows from operating leases	(49,775)	(47,580)
- Financing cash flows from finance leases	(134,773)	(154,572)

Non-cash information on lease liabilities arising from obtaining ROU assets:
- Finance leases	-	-
- Operating leases	17,994	19,463

Weighted average remaining lease term and weighted average discount rate for leases, excluding prepaid land use rights, are as follows:

	As of
	December 31, 2024	March 31, 2025
Weighted average remaining lease term:
- Finance leases	11.8	11.6
- Operating leases	12.0	11.8

Weighted average discount rate:
- Finance leases	6.57%	6.58%
- Operating leases	6.15%	6.14%

Weighted average discount rate for other financing obligations is 7.37% and 7.39% as of December 31, 2024 and March 31, 2025, respectively.

Maturities of lease and other financing obligations were as follows:

	As of December 31, 2024					As of March 31, 2025
	Finance lease obligations	Other financing obligations	Total of finance lease and other financing obligations	Operating lease obligations	Total	Finance lease obligations	Other financing obligations	Total of finance lease and other financing obligations	Operating lease obligations	Total
Within 1 year	693,373	404,653	1,098,026	196,052	1,294,078	704,902	414,693	1,119,595	198,990	1,318,585
After 1 year but within 2 years	693,058	411,108	1,104,166	159,315	1,263,481	699,797	1,626,730	2,326,527	166,479	2,493,006
After 2 years but within 3 years	717,908	1,625,281	2,343,189	156,743	2,499,932	702,607	328,699	1,031,306	154,872	1,186,178
After 3 years but within 4 years	669,546	149,770	819,316	149,715	969,031	676,395	108,613	785,008	150,844	935,852
After 4 years but within 5 years	698,531	84,861	783,392	154,118	937,510	707,458	88,717	796,175	154,935	951,110
After 5 years	5,013,131	166,727	5,179,858	1,197,588	6,377,446	4,836,952	143,868	4,980,820	1,163,083	6,143,903
Total	8,485,547	2,842,400	11,327,947	2,013,531	13,341,478	8,328,111	2,711,320	11,039,431	1,989,203	13,028,634

Less: total future interest	(2,681,576)	(408,568)	(3,090,144)	(616,460)	(3,706,604)	(2,588,956)	(363,124)	(2,952,080)	(599,447)	(3,551,527)

Present value of lease and other financing obligations	5,803,971	2,433,832	8,237,803	1,397,071	9,634,874	5,739,155	2,348,196	8,087,351	1,389,756	9,477,107
Including:
- Current portion			636,152	117,345	753,497			660,577	118,193	778,770
- Non-current portion			7,601,651	1,279,726	8,881,377			7,426,774	1,271,563	8,698,337

Lease and other financing obligations were secured by the following assets:

	As of
	December 31, 2024	March 31, 2025
Accounts receivable	133,788	149,212
Property and equipment, net	1,445,973	1,414,393
Operating lease ROU assets	18,521	18,373

	1,598,282	1,581,978

16	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	As of
	December 31, 2024	March 31, 2025
Asset retirement obligations	103,214	105,578
Deferred government grants	114,209	113,271
Subscription payable to ABS	-	82,089
Deferred revenue – non-current (Note 7)	50,869	48,830
Others	28,929	22,658

Total	297,221	372,426

17	REDEEMABLE PREFERRED SHARES

On March 27, 2019 (the “Issue Date”), GDS Holdings completed its issuance of 150,000 Convertible Preferred Shares (“redeemable preferred shares”) to an investor at the subscription price of US$1 thousand per share with total consideration of US$150 million.

The movement of redeemable preferred shares is set out as below:

Redeemable preferred shares
Balance at January 1, 2025	1,080,656
Accrual of redeemable preferred shares dividends	13,455
Settlement of redeemable preferred shares dividends	(13,459)
Foreign exchange impact	(1,529)

Balance at March 31, 2025	1,079,123

18	FAIR VALUE MEASUREMENT

The Company did not have financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2024 and March 31, 2025.

Following is a description of the valuation techniques that the Company uses to measure fair value of other financial assets and financial liabilities:

•	Short-term financial instruments (cash, restricted cash, accounts receivable and payable, short-term borrowings, and accrued expenses and other payables) - cost approximates fair value because of the short maturity period.

•	Long-term borrowings - fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carry various interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

•	Convertible Bonds payable—the estimated fair value was RMB8,763,243 and RMB8,973,332 as of December 31, 2024 and March 31, 2025, respectively. The fair value of Convertible Bonds due 2025 was measured based on the price in the open market and the fair values of Convertible Bonds due 2029 and Convertible Bonds due 2030 were measured using Binomial Model.

Non-recurring fair value measurements

Equity method investments for the retained investments in the common stock of an investee (including a joint venture) in a deconsolidation transaction are initially measured at fair value on a non-recuring basis. As of December 31, 2024, the long-term investments in DayOne were measured at fair value of RMB7,537,604. As of March 26, 2025, the long-term investments in the ABS were measured at fair value of RMB401,124. The fair values of retained investments in DayOne and the ABS were measured using a discounted cash flow approach.

The outstanding balance of consideration expected to be received for transferring the Disposal Group and the subscription payable to the ABS were measured at fair value of RMB1,272,871 and RMB82,089, respectively. The fair value of consideration for transferring the Disposal Group and the subscription payable to ABS is determined based on the discounted cashflows, which is estimated with the achievement of related milestones.

Key estimates and assumptions used to determine the fair value include the amount and timing of future expected cash flows and discount rate.

19	SHARE-BASED COMPENSATION

Equity Incentive Plans

The Company adopted the 2014 Equity Incentive Plan ("the 2014 Plan") in July 2014 for the granting of share options to key employees, directors and external consultants in exchange for their services. The total number of shares, which may be issued under the 2014 Plan, is 29,240,000 shares.

The Company adopted the 2016 Equity Incentive Plan (‘‘the 2016 Plan’’) in August 2016 for the granting of share options, stock appreciation rights and other stock-based award (collectively referred to as the ‘‘Awards’’) to key employees and directors. The maximum aggregate number of ordinary shares, which may be subject to Awards under the Plan, is 56,707,560 ordinary shares, provided, however, that the maximum number of unallocated ordinary shares which may be issuable pursuant to Awards are subject to certain automatic approval mechanism up to 3% of total issued and outstanding ordinary shares of the Company, if and whenever the unallocated ordinary shares which may be subject to equity awards under the 2016 Plan accounts for less than 1.5% of the Company's total issued and outstanding ordinary shares.

Restricted shares to directors, officers and employees

In January 2025, the Company granted non-vested restricted shares of 3,000,000 to employees, officers and directors. The restricted share awards contained service condition. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the grant date, when all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions attached is recognized as the compensation expense using the graded-vesting method.

In January 2025, the Compensation Committee of the Board of the Company approved the resolution to amend certain vesting conditions of 800,501 outstanding restricted shares. The amendment is accounted for as a modification of the terms of the restricted shares (the "Modification"). The incremental compensation cost of RMB11,333 is recognized on the modification date.

A summary of the restricted share activity is as follows:

	Number of Shares	Weighted average grant- date fair value per share
		(RMB)
Unvested at January 1, 2025	47,437,976	13.0
Granted (Note 1)	3,800,501	25.9
Forfeited (Note 2)	(5,284,709)	14.2

Unvested at March 31, 2025	45,953,768	13.9

Note 1: Including the restricted shares of 800,501 granted in the Modification.

Note 2: Including the restricted shares of 800,501 cancelled in the Modification.

The Company recognized share-based compensation expenses of RMB76,646 and RMB61,977 for the three-month periods ended March 31, 2024 and 2025, respectively, for the restricted share awards. As of March 31, 2025, total unrecognized compensation expense relating to the unvested shares was RMB226,920. The expense is expected to be recognized over a weighted average period of 1.42 years using the graded-vesting attribution method. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the three-month periods ended March 31, 2024 and 2025.

Total intrinsic value of restricted shares vested was RMB3,163 for the three-month periods ended March 31, 2024. Aggregate intrinsic value of unvested restricted shares as of March 31, 2025 was RMB1,422,365.

A summary of share-based compensation expenses for the three-month periods ended March 31, 2024 and 2025 is as follows:

	Three-month periods ended March 31,
	2024	2025
Costs of revenue	26,096	6,016
Selling and marketing expenses	6,921	6,560
General and administrative expenses	39,793	47,603
Research and development expenses	2,322	1,798
Others, net (Note)	1,514	-

Total share-based compensation expenses	76,646	61,977

Note:	Represent the share-based compensation expenses included in management support service fees charged to DayOne.

20	REVENUE

Net revenue consisted of the following:

	Three-month periods ended March 31,
	2024	2025
Colocation services	2,093,973	2,495,923
Managed service and others	338,261	226,985
Service revenue	2,432,234	2,722,908
Equipment sales	-	250

Total	2,432,234	2,723,158

21	INCOME TAX

The income tax expenses for the three-month periods ended March 31, 2024 and 2025 were RMB62,392 and RMB199,701, respectively.

The Company’s effective tax rates for the three-month periods ended March 31, 2024 and 2025 were negative 29.7% and positive 20.1%, respectively. The difference between effective tax rate and the PRC statutory tax rate of 25% for the three-month period ended March 31, 2024 was mainly due to non-PRC resident enterprises not subject to income tax and valuation allowances on deferred tax assets, mainly related to the net operating losses and other temporary difference generated by certain subsidiaries of the Company. The difference between effective tax rate and the PRC statutory tax rate of 25% for three-month period ended March 31, 2025 was mainly attributable to the non-taxable gain on transferring Disposed Group, net off by the income tax expense arising from the intra-group transfer of interests in one subsidiary (the “Intra-Group Transfer"). The Intra-Group Transfer is related to preparation of a potential public REIT transaction. No deferred tax assets are recognized from the Intra-Group Transfer as it is uncertain whether the temporary difference arose can be reversed in the foreseeable future.

22	(LOSS) INCOME PER CLASS A and CLASS B ORDINARY SHARE

The computation of basic and diluted (loss) income per share is as follows:

	Three-month periods ended March 31,
	2024	2025
Numerator:
Net (loss) income from continuing operations attributable to GDS Holdings Limited shareholders	(273,690)	763,021
Net loss from discontinued operations attributable to GDS Holdings Limited shareholders	(72,137)	-
Net (loss) income attributable to GDS Holdings Limited shareholders	(345,827)	763,021

Cumulative dividend on redeemable preferred shares	(13,458)	(13,455)
Net income attributable to preferred shareholders based on the participating rights	-	(24,539)

Numerator for basic (loss) income per share	(359,285)	725,027

Effect of dilutive securities:
Convertible Notes due 2029	-	4,201
Convertible Notes due 2025	-	3
Convertible Notes due 2030	-	49,516

Numerator for diluted (loss) income per share	(359,285)	778,747

Denominator:
Weighted average number of ordinary shares outstanding	1,469,982,015	1,484,257,047

Denominator for basic (loss) income per share	1,469,982,015	1,484,257,047

Effect of dilutive securities:
Restricted shares	-	24,818,571
Convertible bonds due 2029	-	99,200,000
Convertible bonds due 2025	-	12,400
Convertible bonds due 2030	-	189,387,752

Denominator for diluted (loss) income per share	1,469,982,015	1,797,675,770

(Loss) income per ordinary share
Basic
Continuing operations	(0.19)	0.49
Discontinued operations	(0.05)	-
Total	(0.24)	0.49
Diluted
Continuing operations	(0.19)	0.43
Discontinued operations	(0.05)	-
Total	(0.24)	0.43

The following table sets forth the computation of basic and diluted (loss) income per Class A and Class B ordinary share:

	Three-month periods ended March 31,
	2024		2025
	Class A	Class B	Class A	Class B
Basic:
Allocation of net (loss) income available to GDS Holdings Limited ordinary shareholders	(348,631)	(10,654)	703,734	21,293
Weighted average number of ordinary shares outstanding	1,426,391,679	43,590,336	1,440,666,711	43,590,336
(Loss) income per ordinary share	(0.24)	(0.24)	0.49	0.49

Diluted:
Allocation of net (loss) income available to GDS Holdings Limited ordinary shareholders	(348,631)	(10,654)	759,864	18,883
Weighted average number of ordinary shares outstanding	1,426,391,679	43,590,336	1,754,085,434	43,590,336
(Loss) income per ordinary share	(0.24)	(0.24)	0.43	0.43

During the three-month period ended March 31, 2024, the Company issued 30,747,912 ordinary shares to its share depository bank, which have been and will continue to be used to settle restricted share awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per ordinary share. Any ordinary shares not used in the settlement of stock option and restricted share awards will be returned to the Company.

The following securities were excluded from the computation of diluted (loss) income per share as inclusion would have been either the performance condition relating to the securities have not been satisfied or anti-dilutive.

	Three-month periods ended March 31
	2024	2025
Redeemable preferred shares	33,707,864	33,707,864
Restricted shares	48,354,040	12,773,359
Convertible bonds payable	288,600,152	-

Total	370,662,056	46,481,223

23	SEGMENT INFORMATION

The following table present segment information about profit or loss:

	Three-month periods ended March 31,
	2024	2025
Net revenue from external customers:
- Service revenue	2,428,859	2,722,908
- Equipment sales	-	250
	2,428,859	2,723,158
Net revenue from discontinued operations:
- Service revenue	3,375	-
Net revenue	2,432,234	2,723,158
Cost of revenue	(1,911,031)	(2,078,333)
Operating expenses (Note i)	(282,734)	(279,589)
Other segment items (Note ii)	(448,589)	626,271
Income tax expenses	(62,392)	(199,701)
Share of results of equity method investees	-	(27,732)
Net (loss) income from continuing operations	(272,512)	764,074
Plus (deduct):
Depreciation and amortization	782,672	856,519
Interest income	(14,690)	(15,624)
Interest expenses	477,198	457,101
Gain on deconsolidation of subsidiaries	-	(1,057,045)
Other adjustments (Note iii)	168,048	318,822
Adjusted EBITDA	1,140,716	1,323,847

Note i:	Operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses and impairment losses of long-lived assets.

Note ii:	Other segment items include interest income, interest expenses, foreign currency exchange gain, net, government grants, gain from purchase price adjustment, others, net, and gain on deconsolidation of subsidiaries.

Note iii:	Other adjustments include operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment, share of results of equity method investees and income tax expenses.

The following table present information about assets:

	As of
	December 31, 2024	March 31, 2025
Investment in equity method investees (Note 11)	7,538,215	7,908,213
Total assets	73,648,628	73,457,850

The following table present information about expenditures for additions to long-lived assets:

	Three-month periods ended March 31,
	2024	2025
Payments for purchase of property and equipment and land use rights	943,032	1,018,957

During the three-month periods ended March 31, 2024 and 2025, substantially all of the Company’s continuing operations are in the PRC. The summary of long-lived assets as of December 31, 2024 and March 31, 2025 in each area is as follows:

	As of
	December 31, 2024	March 31, 2025
PRC	45,108,954	43,720,349
Hong Kong SAR	786,390	780,860
Others	5,085	5,067

Total	45,900,429	44,506,276

24	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding for continuing operations as of December 31, 2024 and March 31, 2025 not provided for in the financial statements were as follows:

	As of
	December 31, 2024	March 31, 2025
Contracted for	1,974,182	2,344,773

In addition, commitment for purchase of land use rights was RMB335,675 and RMB334,515 as of December 31, 2024 and March 31, 2025, respectively.

(b)	Lease commitments

The Company’s lease commitments are disclosed in Note 15.

(c)	Litigation contingencies

In June 2023, the Company and its chief executive officer and chief financial officer were named as defendants in a putative class action lawsuit filed in the United States District Court for the Central District of California. The complaints in the action alleges that a number of the Company’s SEC filings included false and misleading statements regarding certain financing transactions. In June 2024, the parties reached a settlement in the amount of US$3 million, with no admission of liability or wrongdoing, and plaintiffs filed a motion for preliminary approval of class action settlement. The settlement agreement was preliminary approved in October 2024. In February 2025, the court heard the motion for final approval of the settlement and tentatively granted approval. Final approval of the settlement is pending. As of the date of this report, final approval of the settlement is pending.

(d)	Guarantees

As of March 31, 2025, the Company provided the following guarantees to DayOne:

(1)	Bank facility guarantees:

The Company provided guarantees to DayOne for bank borrowing facilities with total amount of RMB10,523,027, which mature from May 2025 to August 2028. As of March 31, 2025, total outstanding principal balance of the borrowings under these facilities was RMB7,990,634. The Company also provided guarantees to DayOne for the bank facilities for issuance of letter of guarantee with total amount of RMB1,644,063. As of March 31, 2025, the balance of outstanding letter of guarantees issued under such facilities was RMB1,414,245.

(2)	Lease agreement guarantees:

The Company provided unconditional and irrevocable guarantees to DayOne for the performance in certain lease agreements with landlords. These leases had lease terms of up to 30 years.

(3)	Sales agreement guarantees:

The Company provided guarantees to DayOne for the performance under certain data center service agreements with customers with terms up to 25 years subject to extension.

As of March 31, 2025, the Company estimated that its risks under the guarantees were remote.

25	RELATED PARTY TRANSACTIONS

In the three-month periods ended March 31, 2024 and 2025, the related parties of the Company are as follows:

Name of party	Relationship
STT Garnet Pte. Ltd. (“STT Garnet”)	Principal ordinary shareholder of the Company
STT GDC Pte. Ltd.	Former principal ordinary shareholder of the Company, transferred the equity of the Company to STT Garnet in May 2024 (Note)
STT Singapore DC Pte. Ltd.	Subsidiary of STT GDC Pte. Ltd.
STT DEFU 2 Pte. Ltd.	Subsidiary of STT GDC Pte. Ltd.
OnePro Cloud Inc.	Entity over which the Company has significant influence
DayOne	Consolidated subsidiaries before Deconsolidation; Entities over which the Company has significant influence after Deconsolidation
ABS	The security over which the Company has significant influence, including the Disposal Group which was consolidated by the Company before being sold to the ABS

Note:	Certain directors and officers of STT GDC Pte. Ltd. and its sole indirect shareholder, Singapore Technologies Telemedia Pte. Ltd., are also directors and key members of Board Committees of the Company.

The Company entered into the following material related party transactions.

(a)	Major transactions with related parties

		Three-month periods ended March 31,
		2024	2025
Continuing operations:

Commission income	(Note i)
DayOne		-	4,882

Procurement service fee income	(Note i)
DayOne		-	3,527

License fee income	(Note i)
DayOne		-	1,636

Management support service fee income
DayOne	(Note i)	-	12,738

Guarantee fee income	(Note i)
DayOne		-	7,227

		Three-month periods ended March 31,
		2024	2025
Discontinued operations:

Commission and market support fee income	(Note ii)
STT Singapore DC Pte. Ltd.		1,845	-
STT DEFU 2 Pte. Ltd.		1,805	-
		3,650	-

The guarantees provided by the Company to DayOne are disclosed in Note 24.

(b)	Major balances with related parties

		As of
		December 31, 2024	March 31, 2025
Amount due from related parties:
DayOne	(Note i)	51,176	107,057
ABS	(Note iii)	-	82,508
OnePro Cloud Inc.	(Note iv)	3,106	3,101
		54,282	192,666

Amount due to related parties:
DayOne	(Note i)	9,491	48,649

Note i:	During the three-month period ended March 31, 2025, the Company charged DayOne sales commission and fees for procurement services, license grant, guarantees and management support services. As of December 31, 2024 and March 31, 2025, amount due from DayOne mainly represents receivables for the service fees charged to DayOne, and the amount due to DayOne mainly represents payables for the data center service fees received from customer on its behalf and certain payments by DayOne on behalf of the Company.

Note ii:	During the three-month period ended March 31, 2024, the Company recognized RMB1,845 and RMB1,805, respectively, as commission and market support fee income from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. Income earned is based on amount billed on behalf of these two related parties to the ultimate customer amounting to RMB10,787 and RMB12,449, respectively.

Note iii:	The Disposal Group sold to the ABS became related parties of the Company upon deconsolidation. As of March 31, 2025, amount due from the ABS represented the outstanding service fee and loans receivable from the Disposal Group as a result of transactions before its deconsolidation.

Note iv:	On September 2, 2022, the Company subscribed convertible bonds of US$400 thousand issued by OnePro Cloud Inc. The convertible bond has a term of 12 months with interest rate of 8% per annum and is convertible into Series A Preferred Shares of OnePro Cloud Inc. at the option of holders under certain conditions.